

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 15, 2009

Mr. Chen Ruofei, CEO
China Interactive Education, Inc.
Palm Grove House
PO Box 438, Road Town
Tortola, British Virgin Islands

> **Re: China Interactive Education, Inc. (f/k/a Find the World Interactive)**
> **Item 4.01 Form 8-K**
> **Filed October 30, 2009**
> **File No. 333-134287**

Dear Mr. Ruofei:

    We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant